Love Sun Body, LLC

ANNUAL REPORT - 2020

50 Cummings Circle
West Orange, NJ 07052
www.lovesunbody.com

This Annual Report is dated July 6, 2021.

BUSINESS

Love Sun Body LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on September 17, 2012. Love Sun Body's sun protection products and sunscreen applications were developed by the Company's founders, Dr. Terry Zickerman and Steve Liaci. The founders believe they have the safest and highest quality sunscreens and application products that differentiate themselves from the long-established brand name chemical-based competitors. The Company is a green and socially responsible business. All of its products and packaging are biodegradable. The Company's product sales commenced in June 2018 with the launch of Love Sun Body 100% Natural Origin Mineral Sunscreens.

Previous Offerings

Between September 2020 February 2021, we sold 344,750 Class D Membership Units in exchange for $.78 per unit under Regulation Crowdfunding.

Offering	Offering Price per Unit	Common Units	Raise
Sept 2020 – Reg CF	$ 0.78	344,750	$ 252,280

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Between 2019 and 2020, the Company has financed its activities primarily through the sale of membership units. During fiscal 2019 and 2020, the Company has dedicated most of its financial resources to fund its operations.

Our historical results and cash flows are not representative of what investors should expect in the future. If we meet our forecasts, we project monthly net income to begin in November 2021.

We have developed a new product in 2021 which is the Glow Natural Tinted Mineral Sunscreen & Moisturizer. The product was introduced in four shades and was recently featured twice on QVC which revenues totaled $65,000 which is 48% of our 2020 historical revenues.

We also expect that the QVC show will increase our website and Amazon sales from viewers that might have viewed the QVC segment but did not place purchases through QVC.

Due to the change in our supplier, we expect cost of goods sold to reduce in 2021, and we expect monthly gross margins to range from 55% - 71% over the course of July – December 2021. The monthly lower range of 55% is due to costs incurred with selling through QVC and an estimated amount of QVC future sales. We expect that we would have recurring product and brand loyalty from some of the QVC customers who will then buy more products on our website where we receive better sales margins.

Over the last two years, we worked on revising our SPF 30 face, SPF 30 body fragrance-free, SPF 30 body lightly scented, SPF 50 body fragrance-free, SPF 50 body lightly scented core formulas, that are 100% natural origin, non-allergenic, non-comedogenic and are certified by Ecocert Cosmos Natural. All revised formulas are lighter (more viscous) and quicker drying. This alleviates any whitening from the active mineral filters that some clients experienced with our SPF 50 body formulas and our facial formula is now easy to apply and dispense. This should significantly increase our sales volume for our direct to consumer, Amazon and wholesale sales, and anticipate a significant increase in new distribution throughout U.S., Canada and with launching EU sales.

Overall, we expect sales to increase in 2021 by more than 50%.

We expect that we can decrease our monthly advertising and marketing budget due to the higher expected sales volumes. Our projection for monthly advertising and marketing expenses

is $15k per month or $180k annually which would be a decrease from 2020 sales and marketing of approximately $60k.

We raised $460,000 net of fees from member contributions in 2020. We raised approximately $37,000 from crowdfunding in February and March 2021. We are attempting to raise 2M from future financing in 2021 from crowdfunding.

Operating Results – 2020 Compared to 2019

	12/31/2020	12/31/2019
Total Assets	$ 416,397	$396,915
Cash & Cash Equivalents	94,220	202,736
Accounts Receivable	0	2,155
Short-term Debt	452,48	409,970
Long-term Debt	0	0
Revenues / Sales	134,961	165,785
Costs of Goods Sold	54,956	263,727
Taxes Paid	0	0
Net Income	$ (673,408)	$ (811,744)

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $134,961, about flat compared to fiscal year 2019 revenue of $165,785. We are still in startup stages and did not begin selling our products until June 2018. Therefore, we are in a net loss position in both years, however the net loss improved in 2020.

In 2020 we introduced a new facial SPF product and also began selling through Amazon in Canada and began selling to retailers in Canada. The revenues related to these 2020 events did not materialize to our expectations due to the effects of COVID-19 on consumer and retail spending. However, we see the new product and potential further sales in Canada as an important factor to our future growth.

Cost of sales

Cost of sales in 2020 was $54,956 from costs of $263,727 in fiscal year 2019.

Gross margins

The gross margin in 2020 vs. 2019 improved from gross loss of $97,000 to gross profit of $80,000. The gross loss in 2019 was due to producing a larger quantity of goods that did not meet demand. Our business model is to use 100% organic and natural ingredients,

therefore, leading to higher product costs than traditional chemical-based sunscreen products. As demand was not yet met, we have higher costs due to expiration of products that occurred. We also did not increase our sales prices of the products to cover costs in 2019 thus resulting in the larger gross loss. Our margin will fluctuate depending on the breakdown of sales to retailers or through our website as we sell to retailers at a discounted price. Retail sales were a larger percentage of our sales in 2019 thus resulting in lower margins. In 2020 we also changed our supplier to a lower cost supplier and due to these factors, our margin improved in 2020 to 59.3% and we are no longer operating at a gross loss.

Expenses

SG&A expenses are predominately advertising and marketing costs (36% of SG&A in 2020) due to attempting to increase brand recognition and also high professional fees (14% of SGA in 2020) in regard to legal services related to our products. Additionally, in 2020, approximately $119,000 of the net loss was due to noncash expenses mostly attributed to $105,000 for compensation expense for options issued to board members.

We raised approximately $460,000 net of fees from financing from members and from the Crowdfunding raise in 2020 which mostly was used to fund operations. We also were able to pay down $100,000 of a promissory note due to receiving this financing.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $97,215.90. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company has outstanding loans from Steven Bookoff in the amount of $200,000. The loan carries an interest rate of 12% and a maturity date of 06/30/2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Dr. Terry Zickerman - CEO, Board Member
Dr. Brian Brazzo - Board Member
Kevin Gallagher - Board Member
Steve Liaci - Board Member

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A-B Membership Units as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding Membership Units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of All Units
Membership Units (Class A-B)	Dr. Terry Zickerman	17,099,709 units		60.17%

RELATED PARTY TRANSACTIONS

There are currently no related party transactions.

OUR SECURITIES

Our authorized capital stock consists of 22,305,264 Class A-B Membership Units, 7,189,760 Class C Membership Units; and 1,989,882 Class D Membership Units. As of December 31, 2020, 22,305,264 Class A-B Membership Units, 4,189,760 Class C Membership Units and 596,720 Class D Membership Units are outstanding. These units have no voting rights. The following is a summary of the rights of our Membership Units as provided in our certificate of incorporation and bylaws.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents,

additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred units or warrants) into stock.

If we decide to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.


RESTRICTIONS ON TRANSFER


The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on July 6, 2021.

Love Sun Body, LLC

By   /s/

Name: Dr. Terry Zickerman

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Dr. Terry Zickerman, Principal Executive Officer of Love Sun Body, LLC, hereby certify that the financial statements of Love Sun Body, LLC included in this Report are true and complete in all material respects.

Principal Executive Officer

EXHIBIT A

Love Sun Body LLC

Financial Statements

and Supplementary Information

With

Independent Auditors' Report

For the Years Ended December 31, 2020 and 2019

LOVE SUN BODY LLC
DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Love Sun Body LLC

We have audited the accompanying financial statements of Love Sun Body LLC (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter with Respect to a Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred continuing losses from operations and continuing negative cash flows from operating activities, which raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Selling and General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
June 8, 2021

RotenbergMeril

LOVE SUN BODY LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash	$ **94,220**	$ 202,736
Accounts receivable	**-**	2,155
Inventory	**160,902**	102,741
Subscription receivable	**75,660**	-
TOTAL CURRENT ASSETS	**330,782**	307,632
INTANGIBLE ASSETS, NET	**85,615**	89,283
TOTAL ASSETS	$ **416,397**	$ 396,915

LIABILITIES AND MEMBERS' DEFICIT

	2020	2019
CURRENT LIABILITIES:		
Promissory note payable	$ **200,000**	$ 300,000
Accounts payable and accrued expenses	**245,983**	109,970
Credit due to customers	**5,688**	-
Sales tax payable	**810**	-
TOTAL CURRENT LIABILITIES	**452,481**	409,970
COMMITMENT		
MEMBERS' DEFICIT	**(36,084)**	(13,055)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ **416,397**	$ 396,915

See Accompanying Notes to the Financial Statements

3

LOVE SUN BODY LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
NET SALES	$ **134,961**	$ 165,785
COST OF GOODS SOLD	**54,956**	263,727
GROSS PROFIT (LOSS)	**80,005**	(97,942)
SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES	**665,772**	615,067
RESEARCH, DEVELOPMENT, AND LABORATORY EXPENSES	**65,270**	77,872
LOSS FROM OPERATIONS	**(651,037)**	(790,881)
OTHER INCOME (EXPENSE):		
Government grant	**10,000**	-
Interest income	**2**	137
Interest expense	**(32,373)**	(21,000)
NET LOSS	$ **(673,408)**	$ (811,744)

See Accompanying Notes to the Financial Statements

4

LOVE SUN BODY LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A-B		Class C		Class D		Options for Membership Units	Other	Accumulated Deficit	Total
	Units	Amount	Units	Amount	Units	Amount				
Members' Equity, January 1, 2019	22,305,264	$ 422,650	4,189,760	$ 1,314,872	-	$ -	$ 57,000	$ (97,598)	$ (1,136,769)	$ 560,155
Net loss	-	-	-	-	-	-	-	-	(811,744)	(811,744)
Capital contributions	-	-	-	-	351,012	250,001	-	-	-	250,001
Costs to raise capital	-	-	-	-	-	-	-	(11,467)	-	(11,467)
Members' Deficit, December 31, 2019	22,305,264	422,650	4,189,760	1,314,872	351,012	250,001	57,000	(109,065)	(1,948,513)	(13,055)
Net loss	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(673,408)**	**(673,408)**
Capital contributions	**-**	**-**	**-**	**-**	**768,680**	**566,294**	**-**		**-**	**566,294**
Units issued for services	**-**	**-**	**-**	**-**	**13,147**	**10,300**	**-**	**-**	**-**	**10,300**
Compensation expense for options issued	**-**	**-**	**-**	**-**	**-**	**-**	**104,678**	**-**	**-**	**104,678**
Costs to raise capital	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(30,893)**	**-**	**(30,893)**
Members' Deficit, December 31, 2020	**22,305,264**	**$ 422,650**	**4,189,760**	**$ 1,314,872**	**1,132,839**	**$ 826,595**	**$ 161,678**	**$ (139,958)**	**$ (2,621,921)**	**$ (36,084)**

See Accompanying Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ **(673,408)**	$ (811,744)
Adjustments to reconcile net loss to net cash used in operating activities:		
Compensation expense for options issued	**104,678**	-
Units issued for services	**10,300**	-
Amortization	**3,668**	3,405
(Increase) decrease in operating assets:		
Accounts receivable	**2,155**	723
Inventory	**(58,161)**	31,784
Increase in operating liabilities:		
Accounts payable and accrued expenses	**136,013**	61,236
Credit due to customers	**5,688**	-
Sales tax payable	**810**	-
Net Cash Used in Operating Activities	**(468,257)**	(714,596)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Patent and trademark costs	**-**	(52,228)
Net Cash Used in Investing Activities	**-**	(52,228)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members	**490,634**	250,001
Costs to raise capital	**(30,893)**	(11,467)
Proceeds from (repayments of) promissory note payable	**(100,000)**	300,000
Net Cash Provided by Financing Activities	**359,741**	538,534
NET DECREASE IN CASH	**(108,516)**	(228,290)
CASH, BEGINNING OF YEAR	**202,736**	431,026
CASH, END OF YEAR	$ **94,220**	$ 202,736
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ **32,373**	$ 21,000
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Subscription receivable for contribution from member	$ **75,660**	$ -

See Accompanying Notes to the Financial Statements

6

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Organization and Nature of Operations
Love Sun Body LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on September 17, 2012. Love Sun Body's sun protection products and sunscreen applications were developed by the Company's founders, Dr. Terry Zickerman and Steve Liaci. The founders believe they have the safest and highest quality sunscreens and application products that differentiate themselves from the long-established brand name chemical-based competitors. The Company is a green and socially responsible business. All of its products and packaging are biodegradable. The Company's product sales commenced in June 2018 with the launch of Love Sun Body 100% Natural Origin Mineral Sunscreens.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Going Concern
The Company has financed its activities primarily through the sale of membership units. During fiscal 2019 and 2020, the Company has dedicated most of its financial resources to fund its operations.

Several factors raise substantial doubt about the Company's ability to continue as a going concern including:
1. Continuing losses from operations.
2. Continuing negative cash flows from operations.
3. Limited cash resources on hand.
4. Dependence by the Company on its ability, about which there can be no certainty, to obtain additional financing to fund its operations.

These financial statements were prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management's plan includes the following:

1. In the first quarter of 2021, the Company raised approximately $37,000 from the third tranche of funding from the WeFunder crowdfunding raise and approximately $82,000 from other sales of membership units.
2. The Company plans to obtain approximately $1,500,000 to $2,000,000 from a crowdfunding raise with StartEngine that is expected to commence in June 2021. The Company cannot be certain of the amount of funds to be raised.
3. If needed, the Company will look into obtaining further financing with a commercial bank.
4. The Company's goal is to be profitable by the fourth quarter of 2022 to mid-2023 by increasing wholesale, online, and QVC appearance sales.

The Company cannot be certain that the equity and/or debt funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing membership units, its current members may experience significant dilution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounts Receivable
The Company extends normal trade credit to its wholesale customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company estimates its allowance for doubtful accounts based on a combination of current and historical information regarding the balances as well as the current composition of the age of such receivables. Receivable balances that management believes to be uncollectible are written off upon such determination. Recoveries of balances previously written off are credited to operations when recovered. There were no accounts receivable as of December 31, 2020. As of December 31, 2019, the Company determined that all receivable balances were fully collectible.

Inventory
Inventory, consisting of finished goods, is valued at the lower of cost or net realizable value determined on the first-in, first-out (FIFO) basis. The Company periodically evaluates inventory items for excess quantities, slow-moving goods, and for other impairments of value based on assumptions of future demand and market conditions.

Intangible Assets
Intangible assets consist of patents and trademarks. Patents consist of payments for services and fees related to further development and protection of the Company's patent portfolio. Patents are stated at cost and amortized over their estimated useful lives of 14 to 20 years. Trademarks consist of payments for services and fees related to development and protection of the Company's trademarks and are not amortized under accounting principles generally accepted in the United States of America due to the indefinite life and ability to renew.

These costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. As of December 31, 2020 and 2019, there has been no impairment. See Note 3.

Advertising and Marketing
All costs associated with advertising and marketing are expensed in the year incurred and are included in selling and general and administrative expenses. In 2020 and 2019, advertising and marketing expense was $242,707 and $241,302, respectively.

Research and development
Research and development costs are expensed when incurred. In 2020 and 2019, research and development costs totaled $65,270 and $77,872, respectively.

Equity-Based Compensation
The Company accounts for equity-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "*Compensation - Stock Compensation*" ("ASC 718"). Under the fair value recognition provision of ASC 718, equity-based compensation cost is estimated at the grant date based on the fair value of the award.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Equity-Based Compensation (Continued)
The Company utilizes the Black-Scholes option pricing model to value options issued. The Black-Scholes option pricing model employs weighted-average assumptions for expected volatility of the Company's stock, expected term until exercise of the options, the risk-free interest rate, and dividends, if any, to determine fair value.

Expected volatility was estimated by management based on the financial condition of the Company at its stage of development; the expected term until exercise represents the weighted-average period of time that options granted are expected to be outstanding and was determined using the simplified method for estimating expected option life, which qualify as "plain-vanilla" options; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has not paid any dividends since its inception and does not anticipate paying any dividends for the foreseeable future, so the dividend yield is assumed to be zero. In addition, the Company estimates forfeitures at each reporting period rather than electing to record the impact of such forfeitures as they occur.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2019, the Company adopted FASB ASC Topic 606, "*Revenue from Contracts with Customers*." Under the new standard, the Company recognizes revenue when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company evaluated the new guidance and its adoption did not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There is no change to the Company's accounting policies.

The Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The Company's performance obligation is satisfied at a point in time when the product is shipped to consumer or retailer. The Company recognizes revenue when products are shipped and the customer/retailer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured as the amount of consideration expected to be received in exchange for the service provided.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)
The Company sells their sun protection products to consumers through three sales channels: retailers, Amazon, and through their Company website.

- *Retail Sales*
  - Revenue for products sold to retail stores is recognized upon shipment of the product. Sales to retailers are generally net 30 or net 45 days. The Company records returns at time of return and does not record a reserve for returns as the amounts are deemed immaterial based on historical experience.

- *Amazon Sales*
  - Revenue for products sold on Amazon is recognized upon shipment of the product to the consumer. Inventory held at Amazon, but not yet sold to the consumer remains in inventory until the consumer purchase and Amazon ships the product. Sales on Amazon are cash sales.

- *Website Sales*
  - Revenue for products sold on the Company website are recognized upon shipment of the product to the consumer. Sales on the Company website are cash sales.

Sales Tax
Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues.

Income Taxes
The Company is a limited liability company that has elected to be taxed as a partnership. As such, the Company is not liable for federal or New Jersey income taxes. Accordingly, no provisions for federal or New Jersey income taxes have been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the members.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020 and 2019, the Company had no material unrecognized tax benefits.

The Company files federal and New Jersey income tax returns in various jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Reclassifications
Reclassifications occurred to certain prior year amounts in order to conform to the current year presentation. The reclassifications have no effect on the reported net loss.

NOTE 3 - INTANGIBLE ASSETS, NET:

The Company believes that obtaining patent protection for its products and trademark are critical to its success. The following activities have occurred:

1. Obtained a patent in the U.S. and 9 European countries for its sunscreen towels, known as "Sunscreen Sheet"
2. Obtained an additional patent in the U.S. for the applicator
3. Filed a patent with the U.S. Patent and trade mark Office for "Sunscreen Composition"
4. Filed a patent with the U.S. Patent and trade mark Office for "Facial Sunscreen Composition"
5. Filed a patent with the U.S. Patent and trade mark Office for "Tinted Sunscreen Composition"
6. Obtained trademarks for brand name Love Sun Body and logo

The following table summarizes the gross carrying value and accumulated amortization of intangible assets at December 31, 2020 and 2019:

	2020	2019
Patent costs	$ **53,089**	$ 53,089
Trademark costs	**46,468**	46,468
Intangible assets - gross	**99,557**	99,557
Accumulated amortization - patent costs	**(13,942)**	(10,274)
Intangible assets, net	$ **85,615**	$ 89,283

Amortization expense, included in selling and general and administrative expenses, was $3,668 and $3,405 in 2020 and 2019, respectively. The future estimated annual amortization expense is as follows:

For the Years Ending December 31,	
2021	$ 3,669
2022	3,669
2023	3,669
2024	3,669
2025	3,669
Thereafter	20,802
	$ 39,147

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company's principal executive office is located at the residence of the managing member of the Company. No rent is charged for the use of this premises.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses as of December 31, 2020 and 2019 consist of:

	2020	2019
Guaranteed payments	$ **132,971**	$ 82,971
Professional fees and other	**83,569**	18,420
Credit card payable	**29,443**	8,579
Accounts payable and accrued expenses	$ **245,983**	$ 109,970

NOTE 6 - PROMISSORY NOTE PAYABLE:

On May 24, 2019, the Company entered into a promissory note for principal amount of $300,000. Interest is payable monthly at 12% per annum. The term of the note was twelve months. On May 26, 2020, the note was amended and the maturity date was extended to November 30, 2020. Simultaneously with the execution of the amendment, the Company repaid $50,000, reducing the outstanding principal balance to $250,000. On November 28, 2020, the note was further amended and the maturity date was extended to June 30, 2021. Simultaneously with the execution of the amendment, the Company repaid $50,000, reducing the outstanding principal balance to $200,000. The note may be repaid at any time without penalty. Interest expense for the years ended December 31, 2020 and 2019 was $32,373 and $21,000, respectively.

NOTE 7 - MEMBERS' EQUITY (DEFICIT):

Rights of Membership Units
Class A-B units:
Class A-B members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class A-B members do not have voting rights. The management of the Company is vested in the Company's Board of Managers (the "Board"), as defined in the Second Amended and Restated Limited Liability Company Agreement, as amended (the "Agreement").

Class C Units:
Class C members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class C members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class C members do not have voting rights. The management of the Company is vested in the Board. The Company has reserved 3,000,000 Class C Units for options granted under the Company's 2018 Equity Incentive Plan.

NOTE 7 - MEMBERS' EQUITY (DEFICIT) (CONTINUED):

Rights of Membership Units (Continued)
Class D Units:
Class D members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class D members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class D members do not have voting rights. The management of the Company is vested in the Board.

Issuances of Membership Units
In 2019, the Company issued 351,012 Class D units sold at a price of $0.71223 per unit and received proceeds of $250,001. In addition, the Company incurred $11,467 of expenses in connection with the sale.

In September 2020, the Company entered into a listing agreement with Wefunder Portal, LLC ("Wefunder Portal"). The Company agreed to sell securities through Wefunder Portal to eligible investors. The minimum and maximum to raise per the agreement was $100,000 to $1,070,000. Units were sold at $0.78 per unit, however, investors committing to the first $199,999 in the offering received a discounted price of $0.72 per unit. The Company agreed to pay a 7.5% fee of the aggregate amount of funds raised through the portal. The Company issued 297,767 Class D units and received proceeds of $215,633. In addition, the Company incurred $30,893 of expenses in connection with the sale.

In 2020, the Company issued 470,913 Class D units sold at a price of $0.71223 or $0.78 per unit and received proceeds of $350,661. $75,660 of this amount was not received until January 4, 2021 and was accordingly classified as a subscription receivable as of December 31, 2020.

In 2020, the Company issued 13,147 Class D units for consulting fees in amounting to $10,300.

In February and March 2021, the Company issued an additional 46,983 Class D Units related to the listing agreement with Wefunder Portal, LLC for $36,647. Between January 2021 and May 2021, the Company issued 136,910 Class D Units for approximately $82,000 cash proceeds and payment of services of $25,000. An additional 28,195 Class D Units were also issued related to verbal anti-dilutive agreements in May 2021.

Equity Incentive Plan
Effective July 1, 2017, the Company established the 2018 Equity Incentive Plan (the "Plan") for employees, managers and consultants. The Plan provides that the Company may grant options to purchase units of Class C Membership Interests and/or Profit Interests within the meaning of Rev. Proc. 93-27 (as defined). Vesting of service awards occurs ratably over the service period, as determined at the time of grant. The Plan terminates on June 30, 2027. The Company has 3,000,000 Class C Units authorized and reserved for options granted under the Plan.

Options
In 2020, the Company granted options to board members in lieu of payment of services to purchase a total of 167,288 Class D Units at a price of $0.71223 per unit. The options have a ten-year term and are fully vested and expensed as of December 31, 2020. The Company recognized compensation expense of $104,678 in 2020 and is included in selling and general and administrative expenses. The Company measured the value and compensation cost using the Black-Scholes Model.

NOTE 7 - MEMBERS' EQUITY (DEFICIT) (CONTINUED):

Options (Continued)

The weighted average fair value of options granted during the year ended December 31, 2020 was $0.62558. Assumptions used to value the options granted during the year ended December 31, 2020 were: expected term: 5.5 years, expected volatility: 130%, risk free rate: 1.67%, expected dividends: 0%.

On January 1, 2021, the Company granted options to board members in lieu of payment of services to purchase a total of 25,640 Class D membership interest units at an exercise price of $0.78 per unit. The options expire ten years from the grant date.

Information summarizing option activity for the years ended December 31, 2020 and 2019 is as follows:

Class C Units

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding, as of January 1, 2019	181,626	$ 0.31383	8.3
Outstanding, as of December 31, 2019	181,626	$ 0.31383	7.3
Outstanding, as of December 31, 2020	181,626	$ 0.31383	6.3
Vested and exercisable as of December 31, 2020	181,626	$ 0.31383	

Class D Units

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding, as of January 1, 2019	-	$ -	-
Outstanding, as of December 31, 2019	-	$ -	-
Granted	167,288	$ 0.71223	-
Outstanding, as of December 31, 2020	167,288	$ 0.71223	9.0
Vested and exercisable as of December 31, 2020	167,288	$ 0.71223	

NOTE 8 - COMMITMENT:

Under the terms of the Agreement, the Company's chief executive officer will receive guaranteed payments for management services provided as follows: $72,000 in 2018, $96,000 in 2019, $120,000 in 2020, $150,000 in 2021, and $200,000 each year thereafter. Such amounts can be deferred and/or adjusted at the Board's discretion. At December 31, 2020 and 2019, the Company had deferred payments of $132,971 and $82,971, respectively. Such amount is included in accounts payable and accrued expenses. Guaranteed payment expense totaled $120,000 and $96,000 in 2020 and 2019, respectively.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK:

Revenues and Accounts Receivable
One customer accounted for approximately 25% of total revenues in the year ended December 31, 2020. Two customers accounted for approximately 24% of total revenues in the year ended December 31, 2019. One customer represented 100% of accounts receivable at December 31, 2019.

Manufacturing
All manufacturing of our products are outsourced to one vendor. Management believes the market place has sufficient capacity that should this vendor be unable to manufacture its product another vendor could be sourced without a material impact.

Cash
The Company maintains cash with various financial institutions in which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2020 and 2019, there were no amounts in excess of insured limits.

NOTE 10 - GOVERNMENT GRANT:

On May 5, 2020, the Company received a $10,000 grant under the Economic Injury Disaster Loan program. This grant does not have to be repaid. The Company has recorded it as other income.

NOTE 11 - COVID-19:

In 2020, the effects of COVID-19 and the response to the virus have negatively impacted overall economic conditions. The Company derives revenue from sales of their products to retail units and distribution to individual consumers on their website and Amazon. COVID-19 materially adversely affected the Company's revenue due to decreased sales and accordingly, the results of operations. The Company is attempting to mitigate the effects of COVID-19 by more direct to consumer marketing to bypass retailers due to COVID-19. However, the future related financial impact and duration cannot be reasonably estimated at this time.

NOTE 12 - SUBSEQUENT EVENTS:

Subsequent events have been evaluated through June 8, 2021, which is the date the financial statements were available to be issued.

A new company, LSB Acquisition, Inc. ("LSB"), was formed and incorporated in the state of Delaware on May 18, 2021 to continue the Company's business operations. In addition, LSB will hold a 100% interest in the Company. LSB is authorized to issue 40,000,000 shares of par value $0.01 common stock and 10,000,000 shares of initially undesignated preferred stock with par value of $0.01. Effective May 31, 2021, LSB, the Company and the Company's primary members (as defined) entered into a Transfer, Exchange and Contribution Agreement in which the members of the Company contributed all of their interests in the Company to LSB in exchange for an equivalent amount of shares of common stock (approximately 27.8 million shares) in LSB.

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED):

All persons that had been issued options to purchase membership interests units in the Company will be issued options for a comparable number of shares of LSB at an exercise price of $1.00 per share which has been determined to be the fair market value of the shares as of the date of the agreement. On June 1, 2021, LSB changed its name to Love Sun Body, Inc.

After the completion of the agreement, the Company will continue to exist and hold all of the its patents. On June 1, 2021, the Company changed its name to Love Sun Body IP Holdings LLC.

<u>SUPPLEMENTARY INFORMATION</u>

LOVE SUN BODY LLC
SCHEDULE OF SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising and marketing	**$ 242,707**	$ 241,302
Guaranteed payments	**120,000**	96,000
Compensation expense for options issued	**104,678**	-
Professional fees	**93,305**	68,457
Commissions	**32,332**	97,575
E-commerce fees	**13,579**	21,606
Licenses and registrations	**11,261**	12,755
Filing fees	**10,282**	1,725
Charitable contributions	**9,972**	-
Insurance	**5,766**	9,136
Office	**4,498**	5,048
Travel	**3,953**	16,813
Amortization	**3,668**	3,405
Bank fees	**3,048**	1,483
Postage	**2,950**	3,140
Trade shows	**2,275**	24,810
Training	**725**	8,188
Miscellaneous	**431**	3,123
Telephone	**234**	91
Dues and subscriptions	**108**	390
Repairs and maintenance	**-**	20
TOTAL SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES	**$ 665,772**	$ 615,067

See Independent Auditors' Report